Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD APPOINTS JAY CORNFORTH TO HEAD INDUSTRIAL
PROPERTY BUSINESS

New York, NY, September 19, 2013 – Brookfield Asset Management (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) announced today that Jay Cornforth has been hired as global head of the company’s industrial property business. Mr. Cornforth will join the company’s Brookfield Property Group unit as a Managing Partner based in New York.

Mr. Cornforth comes to Brookfield after 10 years with Prologis and AMB, where he was most recently President of the east region responsible for development, acquisitions and property operations of 85 million square feet of operating assets in Toronto, Boston, New Jersey, Eastern Pennsylvania, Baltimore, Washington, Atlanta, Central and South Florida.

“Brookfield has made a major commitment to the industrial sector and we are excited to have Jay, an experienced, proven industry veteran, join us to lead our growing industrial business,” said Ric Clark, Chief Executive Officer of the Brookfield Property Group.

Brookfield owns high-quality distribution facilities around the world. Upon the fourth quarter closing of leading industrial property company IDI, Brookfield will be one of the largest global owners of logistics facilities, with 62 million square feet and 79 million square feet of future development potential.

Earlier this year, Brookfield acquired Gazeley, a specialist developer of large scale logistics warehouses and distribution parks in key strategic locations across the UK, Western Europe and China. In December 2012, Brookfield acquired Verde, an owner, operator and developer of industrial distribution facilities in the United States and Mexico.

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Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA.

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Brookfield Property Group is a commercial real estate owner, operator and investor operating globally. The company’s diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, the company has interests in approximately 20,000 multi-family units, 35 million square feet of industrial space and a 19 million square foot office development pipeline. The company’s goal is to be the leading global investor in best in class commercial property assets.

For more information, please visit our website at www.brookfield.com or contact:

Melissa Coley, VP, Investor Relations and Communications
Brookfield Property Group
Tel: (212) 417-7215
Email: melissa.coley@brookfield.com

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected  benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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